Schedule B

The following table lists all transactions completed by the Reporting Persons in the Common Shares since the Reporting Persons' most recent filing on February 9, 2026, which were all completed through open market purchases.

Tether Investments, S.A. de C.V.:

Date	Shares Bought	Price
February 10, 2026	178,523	4.4843
February 11, 2026	399,743	4.4508
February 12, 2026	312,391	4.3035
February 13, 2026	171,812	4.3384